FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 28, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Results Forecast and Retained Earnings Dividend (Interim Dividend)

July 28, 2020

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First Section) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Results Forecast and Retained Earnings Dividend (Interim Dividend)

Canon Inc. (the “Company”) revised its consolidated results forecast for the fiscal year ending December 31, 2020, which was left undetermined in its CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2020, disclosed on April 23, 2020.

Additionally, at a meeting of the Board of Directors held on July 28, 2020, the Company passed a resolution regarding distribution of a retained earnings dividend, record date June 30, 2020, as follows.

1	Consolidated Results Forecast

1.1	Consolidated Results Forecast for the Fiscal Year Ending December 31, 2020

	Millions of yen (except per share amounts)

	Net sales	Operating profit	Income before income taxes	Net income attributable to Canon Inc.	Net income per share (Yen)
Previous forecast	—	—	—	—	—
Revised forecast	3,080,000	45,000	70,000	43,000	40.96
Change	—	—	—	—	—
Percent change	—	—	—	—	—
For reference, Fiscal 2019	3,593,299	174,667	195,740	125,105	116.93

1.2	Reason for Announcement

As for the consolidated results forecast for the fiscal year ending December 31, 2020, which was previously undetermined due to difficultly in reasonably calculating the impact of COVID-19, based on information gathered so far, the Company calculated and revised its forecast as provided above.

1.3	Basis of Results Forecast

While it is impossible to predict when COVID-19 will fade, due to the gradual resumption of economic activity, and such factors as the positive effects of fiscal and monetary policies of each country and region, the Company expects the global economy to gradually recover in the second half of the year. Note, the above forecast is based on currently available information that could potentially change due to various factors.

2	Dividend Details

2.1	Retained Earnings Dividend (Interim Dividend)

	Determined amount	Most recent dividend forecast (Announced April 23, 2020)	Previous period result (First half of fiscal year 2019)
Record date	June 30, 2020	June 30, 2020	June 30, 2019
Dividend per share	40 yen	Undetermined	80 yen
Total dividend amount	41,831 million yen		85,107 million yen
Effective date	August 27, 2020		August 26, 2019
Dividend resource	Retained earnings		Retained earnings

2.2	Reason

The global economy has retreated significantly due to the spread of COVID-19. This has had a huge impact on the Company and its related businesses. As a result, the Company projects broad deterioration in its results this year.

In order to allow investment in new businesses for future growth and secure sufficient funds during the uncertain business environment, the Company decided to distribute an interim dividend of 40 yen per share. As for the year-end dividend forecast, it remains undetermined.

2.3	Projected Dividend

Dividend per share (yen)
	Interim	Year-end	Full Year
Previous projection		Undetermined	Undetermined
Actual	40 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2019)	80 yen	80 yen	160 yen

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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